Filed by 1Life Healthcare, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Iora Health, Inc.
(Commission File No. 001-39203)

This filing relates to the proposed merger of Iora Health, Inc., a Delaware Corporation (“Iora Health”), with SB Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of 1Life Healthcare, Inc., a Delaware corporation (“One Medical”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 6, 2021, by and among One Medical, Merger Sub, Iora and Fortis Advisors LLC, solely in its capacity as the representative of the stockholders of Iora.

Transcript of Iora Town Hall Meeting

>> KATHLEEN HALEY: Good morning, everybody. Thank you for joining us for our special Iora In Motion today on such short notice. It's an exciting day.
Please stay muted during this time. We are recording the session.
We have made the chat available privately to send questions to me. We expect a lot of questions. I will be moderating these and ensure that the most common ones are asked during the Q&A session at the end of this time.
Pro tip: To ensure you can see the speaker on your screen, go to the top-right corner and choose "speaker view."
And now I'd like to welcome our very own Rushika Fernandopulle and introduce Amir Rubin, CEO of One Medical.
Rushika, take it away.

>> RUSHIKA FERNANDOPULLE: Thank you very much, Kathleen. And good morning to everyone at Iora. It is fun to look in and see folks in huddle rooms and see people I saw over the last couple weeks while I had the chance to go around the country.
So I could not be more excited to be with all of you this morning to announce with Amir our intention to combine our two great companies, Iora Health and One Medical, to further our common vision to transform everyone.
So welcome, Amir, to Iora In Motion. We have teammates here on the call from, looks like, from Boston to Seattle, Minneapolis to Houston.

>> AMIR RUBIN: Well, thank you, Rushika. And hello, Iora team. It is so great to be here this morning, virtually, at least, to meet all of you and share my tremendous enthusiasm for joining forces together.
I've had the pleasure to get to know Rushika and Suzanne and Zander and Tyler and a number of others here confidentially over the past months. And I really look forward to getting to know many more of you in the months to come.

>> RUSHIKA FERNANDOPULLE: Great, thank you, Amir.

So I'm really excited to join together with One Medical because both of our companies share the same objective, which is really delighting millions of patients through better health and care, lowering the total cost of care, and really with the aspiration to transform the health care system.
You know, today it seems obvious and almost fashionable to say that redesigned primary care is a key part of improving the health care system. But almost 20 years ago, both One Medical and us started with these small predecessor practices. They had one in San Francisco. I started one in Arlington, Massachusetts. And we decided to simply start over, to build practices based on relationships and not transactions, and actually create better care and better health and not just doing more stuff to people and inspire the American health care system to do the same.
So One Medical started, as I said, as a single practice in San Francisco. And people thought when we did this, they did this, that we were a little crazy. It's simply not what doctors did.
And then ten years ago, I knew this could be bigger. I had the fortune of meeting Chris McKown, our co-founder. And we co-founded Iora Health. We took the learnings that we had learned so far and built them to scale to where we are today.
Over the years, One Medical and Iora Health have really had parallel paths and evolved our companies to be among the most respected and game-changing companies in primary care. While we target different patient populations, we both developed great cultures; hired incredible teams, like the folks on this call; created transformative experiences for patients; built welcoming spaces; and created built-for-purpose technology that makes this amazing care and experience possible.
And I think the huge opportunity for us is to combine what One Medical has built, largely in the commercial or under-65 space, and what Iora has built, predominantly serving older Americans on Medicare.
And in parallel, we've developed deep knowledge and expertise, how to optimize care for each of those populations, and we're leading quality providers of care.
Amir and I have known each other and respected and liked each other for many years. I think he reminded me it's almost a decade.
We began to discuss whether joining together would allow us to transform health care better and faster. What if we could combine two of the most respected innovators in technology-powered primary care? We could leverage all the learning and resources we built over more than a decade -- and this is key -- and truly serve everyone in more places across the country.
And so to answer the question, for the past several months, small teams from our respective companies have been working really hard to get to know each other and our businesses. And the more we got to know each other and the companies, the more excited we got at the opportunity. We have lots of work left to do. But I'm convinced this is exactly the right thing to do for our patients, for our teams, and for the industry.
Amir, what is it that excited you to have this conversation and about our announcement?

>> AMIR RUBIN: Well, thanks, Rushika. Like One Medical, Iora is a mission-driven company that's built such a successful primary care group and customized technology platform over the past decade.
And as you mentioned, we share an aligned focus on transforming health care to deliver better health and better care and lower costs, all within a better team environment.

And our two organizations are widely considered innovators in technology-powered primary care, though we've come to focus on different patient populations. So bringing our two organizations together truly will allow us to transform health care at greater scale for more communities, for more people, and for every stage of life.
What's more, in getting to know each other more deeply -- and as Rushika said, we've known each other for close to a decade -- but engaging here together, we really see that we share a mission-driven, human-centered, team-based, and member-focused culture. And together, we have the opportunity to serve the majority of the United States through a combined mission-driven, people-centered, technology-powered primary care organization. And together, One Medical and Iora, we can advance our goal to transform health care for all.
So for that, I couldn't be more excited. And, Rushika, I'll pass it back to you.

>> RUSHIKA FERNANDOPULLE: Thank you, Amir.
Now let's get into the actual announcement. I want to share a few slides that we're using publicly for investors to describe our combination. You can see the whole deck, if you're interested. That's linked off of the One Medical website, which is linked off of ours.
So we already reviewed why Amir and I are excited about the merger of our companies. The strategic rationale is really aligned with these and bears repeating.
So we have two complementary companies working with the same vision of transforming health care, with actually a little overlap in targeted patient populations. This means we can combine the companies that care for more people in a better way than either of us could do alone.
So both companies are addressing the frustrations of our number of stakeholders to drive better care with improved outcomes, which then leads to lower costs. And we use optimizer models for a particular and complementary group of patients: Iora in the Medicare space, One Medical largely in the commercial or under-65 space. And I believe combining the two will allow both Iora and One Medical to better serve our patients, better processes, better technology. We learn from each other, and we can also improve our models and resources we'll have as a larger combined entity.
Next slide, please.
So I also believe it will help us serve more patients rapidly. One Medical patients eventually will age into Medicare. And even better, even before then, they have parents and friends and co-workers who Iora can serve. And as you all know, at Iora, we're often asked by our patients if their children or younger caregivers can join a practice like ours. At the moment, we tell them no.
We are currently in a handful of common markets where I think we can see immediate synergies. And while we still have no plans to open new Iora locations in 2021, we have a huge opportunity over time to expand to serve Iora patients in markets One Medical is currently in and vice versa. All of a sudden, we have a number of exciting places that you see on the map to go with established reputations and established patients.
And, also, One Medical has a number of deep relationships with health systems in many of their current markets. As many of you may know, we have been having a number of conversations with systems in our current markets. And we believe a combined primary care relationship across commercial and Medicare patients could be a very compelling proposition for many of them.

So this is what we're looking at when we looked at the two companies side by side. Notice how many similarities there are. Both companies believe in relationship-based care. Both companies believe in tech-enabled models and built-for-purpose technology to support our populations. There's a lot we can learn from each other, like One Medical's really cool patient-facing technology, and some of their great workflow to reduce the burdens of their care teams, and our deep capabilities to work in full-risk and Medicare.
So we both believe in salaried providers that drive the right incentives. We've both shown cost savings through improved care navigation. And One Medical has close integrations with Health Networks. And we participate in many Medicare plans, as you know.
We are both incredibly well-respected by the public and by the industry. I bet if you ask most people who track these things who is the most respected, innovative primary care companies in the space, one Medical and Iora would be the very top of the list.
And while it's important for us to align on the business side of things, what's probably maybe more important is the fact that we have a real alignment of our mission, our cultures, and our model of the care.
And neither Amir nor I would be as excited, or even would have let this happen, if we didn't think that this was true. This combination gives us the ability to support the health of a full family from cradle to the end of life, pediatrics to geriatrics. I think Amir sometimes jokes Google to Grandma. And it really allows us to help -- from a consumer point of view, help people manage their health.
It continues to allow us to meet our patients where they are, in a multimodal care model, online, in person, on the phone, at home, across double the markets where we are today. And gives the huge potential for growth for different populations in different geographies.
The bottom line is this is going to help us do the thing that we started ten years ago, transform the industry by building a better model of primary care that restores humanity and offers it to everyone.
So while it's really exciting, today is just the beginning. Today what we did is we announced our intention to join together. There are a number of steps that we have to go through before the merger is finalized, or that the technical word is "closed."
We expect that that period will take several months. Our best estimate, it will happen maybe the end of Q3 or some time in Q4 of this year. And this is typical in a deal of this size and complexity in our industry.
So this week we're going to do a lot of communication to ensure all our key audiences hear the news from us, and this Iora In Motion is just the start.
We're meeting with Care Team and Market and Nest Team leadership later today. Andrew Diamond, One Medical's Chief Medical Officer, will be joining Tyler for a Provider meeting in the next few days. And we're holding a number of smaller team and market meetings as well.
Externally we've been sending out emails and letters to patients and brokers and payer partners. And the main message for all of them is really simple, is we're really excited this opportunity but that nothing changes. The great care that we continue to deliver, the great relationships will continue and only be made better by this relationship.
Let me ask Zander to say a few words and go over some of the resources for us before we close with some questions and answers. Zander?

>> ZANDER PACKARD: Great. Thank you, Rushika. And hello, everyone. Good morning and thanks for joining together for this surprise announcement.
I'm really thrilled about today's news and what this means for us in reaching our vision of transforming health care.
And I'm excited for several reasons personally that I wanted to share about what I think it means for Iora and One Medical coming together as a single organization.
So, first, as Rushika and Amir both mentioned, we are incredibly complementary businesses. We're both improving health care with a deep belief in the power of primary care. But we've been doing so over the years for very different populations of patients.
Second, as both Amir and Rushika mentioned, over the last few months it has become incredibly clear that our organizations have a lot in common, same organizational values, same intentional culture, same focus on clinical excellence, and commitment to remarkable patient care and experience.
These are all such an important part of Iora's success, and I think why we're all here as part of this organization.
Third, I would say, because this combination will allow Iora to continue to provide incredible care for our patients and work towards our mission of restoring humanity to health care.
Now, I know this is new information this morning for everyone on this call and probably realistically a lot to absorb. Iora and One Medical are committed to ensuring that team members have all the information that we need to understand the announcement, what this means for us as a company, and particularly as we combine companies.
And I want to preface some comments here with the fact that we don't have answers to all the questions that will be asked today, this week, and this month. But the answers we do have, we're committed to sharing that information.
So I wanted to start with a couple of questions that I know have been coming up already this morning, questions that we might be having ourselves or questions from friends and family about the transaction. I know they're sort of pouring in as news has been shared this morning.
So first question would be: What can I tell friends and family? And the very simple short answer is that we should just simply refer people to the public announcement, and that's the press release that we issued with One Medical today. This news is now public information, so it's not considered confidential at this point.
And all of our team members are welcome to share the news. But it's important for all of us to refrain from speculating beyond the information that's actually contained in the public announcement.
As Rushika reviewed in the timeline, there are a number of things that have to happen before we close the deal; and there are regulatory reviews as well as approvals from shareholders.
If you get any questions from media, even if they're friends of the media, please follow our regular protocols and send them immediately to Kathleen Haley, our Vice President of Communications at Iora. This is always important to do, but especially important as these responses impact One Medical and because One Medical is a public company.
The second question that we know is coming up already is about sharing the news on social media. So with the caveats from the first question, so no speculating on what-ifs, absolutely feel free to share and to like the posts that we've already posted this morning on Iora Health's social channels. So we're on Facebook. We're on LinkedIn. We're on Twitter. And One Medical has shared on their social channels as well. All those posts link back to the press release, and that's really the single source of information for folks.

Please be aware that you may receive questions either on social media or other channels, all kinds of questions: Does that mean the company is hiring? And then we specifically ask that everyone not respond to questions you receive. Feel free to refer anyone who does have questions back to the press release and the Iora Health website, and just refrain from answering questions in those conversations.
An easy way for us to handle questions that come to us, particularly ones we can't answer, just saying there's a lot of details that are still being worked out.
And this is a great reminder, if you haven't actually reviewed Iora's social media policy and code of conduct, please do. They're both on Canopy and easy to find.
So we've tried to anticipate a number of questions that folks will have, and we put together a special section on Canopy with more information and with a list of frequently asked questions. I think we're going to have that up here on the screen.
You will see on the One Iora home page a number of resources. There's a set of frequently asked questions for all of us to refer to. There are links to One Medical's website and the press release. And there's information on there about other communications we're going to do this week, including a patient email that will go out by the end of the day today. That will go out electronically today, and it will be mailed as a physical letter for those patients we don't have an email address for.
The focus of these communications is our excitement around the announcement and the fact that we do not anticipate that this news will change the experience that our patients have in getting their care with us.
Additionally, we've got a set of talking points on Canopy as well to support conversations when and if patients ask about this and what the announcement means.
And then, lastly, there's a link to questions that come up that are not covered here. So if you have questions that are not covered on the Canopy pages, we'll certainly do our best to answer anything that team members submit. Again, the caveat, we don't have all the answers. But we will be figuring them out, and we'll share back additional FAQs as we're able.
So there's a lot of work to be done and decisions to be made over the next few months to plan for the combined company, and that will be a process that we will work together with the One Medical team.
So with that, I will turn it back over to Rushika to answer some of the additional questions that are coming up.

>> RUSHIKA FERNANDOPULLE: Great, thank you, Zander.
And I want to underscore the last point. There are a lot of decisions to be made, a lot of work to be done between now and when we close. But pending closing, nothing changes for us. We should continue to focus on the best care for our patients and to do all the things we do every single day.
So before we go to the question and answer, I just want to share a bit about my role. So as part of today's announcement, you may have seen that I will take on a role of Chief Innovation Officer for the combined company. In this role, I will be working very closely with Amir on the direction of the company. Iora will operate as a part of One Medical. And each member of our executive team will play a critical role in the strategy and future of the company. And, again, individual roles are going to be determined in the months ahead.
So let's go to the questions and answers. Kathleen, have we gotten any questions?

>> KATHLEEN HALEY: We've gotten a lot of questions. First one for you: Why did we choose this path rather than continuing on our path of independence?

>> RUSHIKA FERNANDOPULLE: That's a great question.
As everyone knows, our default path was to continue going independently and raise money. We were always open to being knocked off a bit. But when Chris and I started the company, the goal was to transform health care. It's really needed, but it's really hard. And our obvious default path was to do it independently.
We see now that the opportunity to work with One Medical is a way to improve the care we're giving to people and accelerate our ability to deliver this exceptional care to more communities, and really this idea of providing care from pediatrics to geriatrics and everything in between.
Being part of a public company, as part of One Medical, will enable us to invest in growth and build technology and systems to improve the quality of care that we deliver in a way that we could never do by ourselves. We'll also benefit from the infrastructure and technology they have already developed.
And we believe that for employees and shareholders, many of whom have invested significant time and capital over the last decade, will benefit from this combination both now and in the future as this combination -- it's going to open up new and exciting opportunities for all of us.

>> KATHLEEN HALEY: Excellent.
A question for Amir: Is there one thing Iora does really well that you are most interested in bringing to One Medical?

>> AMIR RUBIN: Yeah. Thanks, Kathleen.
Let me mention a couple. You know, first, at One Medical, we've shown that we can deliver very high-value care. And what's especially impressive about Iora is the incredible team that you have here and how you've been able to deliver care for very highly complex patient populations, seniors across the socioeconomic spectrum and in cities across the U.S.
So you all are leading the way in delivering value-based care and doing it also through these at-risk models, like global capitation and now Direct Contracting.
And for many, this is kind of the ultimate model of care, of value-based care. So together, we can really see helping transform the U.S. health care system, moving away from all the perverse incentives and the burnout created by the fee-for-service environment that we have and towards true value-based care. So value-based care, I would say, is one key area.
I think a second key area where we're tightly aligned is in both of our philosophies of caring for the whole person across behavioral health, musculoskeletal, physical health, but thinking about whole-person care and not just an individual, transactional relationship.

And like us, you believe in putting your patients at the center of everything you do and really thinking about the patient experience; the patient as a human being, as a unique story; and then how you surround the patient with care. And that leads to the best outcomes and the happiest people and highest levels of well-being.
And so to me, that is super powerful and really aligns. So together, I think we'll be able to enhance our strengths in these areas.
These are just two areas. There's many, many more. And I think as we get into this, what we're going to see is incredible mission-driven people in these organizations.
I've informally had a chance to meet a number of Iorans, and y'all are incredible. And as you do that with One Medical, you'll see your kindred cousins over there really in similar ways. And that has got me so pumped up. These groups of incredible people, providers, technologists, staff, coaches, getting together, I think we are going to make huge impacts in health care together.

>> KATHLEEN HALEY: Thanks, Amir.
We have another question for you: Can you tell us a little bit more about One Medical and what differentiates the primary care services you provide?

>> AMIR RUBIN: Sure. Yeah, thanks, Kathleen and team.
So One Medical, our mission is to delight millions of members with better health and better care while reducing the cost of care and delivering it in a great team environment. Sound familiar? (laughter).
And our mission is to transform health care for all through a human-centered and technology-powered model.
So we pair exceptional providers and team members with purpose-built technology and beautiful, comfortable offices conveniently located near where people, we like to say, work, shop, live, and click. And we're super focused on providing a high-quality and high-value patient experience.
And, again, that probably sounds very similar to y'all in many regards, and that's why this resonates so deeply here.

>> KATHLEEN HALEY: Thank you.
Rushika, I think we have time for one more. What ways do you think Iora's care model will change, and how do you think this is going to benefit our patients?

>> RUSHIKA FERNANDOPULLE: Yeah, no, great question, Kathleen.
So the first point is pending the closing, it will be business as usual. There will be no change in our care model. And to be honest, even after that, one of the primary reasons One Medical was so interested in combining with us was precisely because of our care model. And I think they believe, like we do, that this is a really great care model to serve seniors in full-risk arrangements.
That's what we've tuned it for.

That said, I just want to be clear, our care model is continually changing and improving as we develop new ways of caring for our patients. Remember, compared to a year ago, there are many things we do differently, some because of COVID, some not because of COVID, just because we have gotten better at it.
And we expect that combining into one company will create opportunities by our teams to learn from One Medical and vice versa. We hope -- and, again, we're doing our job if we improve the care that we deliver to our patients.
So I think we're out of time. I want to thank everyone again. I want to say again how excited I am at the opportunity for combining Iora Health and One Medical.
And, again, thank you, Amir, for joining us.
I see this as a classic -- when people talk about synergies, they also have a one plus one equals three. I think this is a one plus one equals five. We will be able to invest more in the clinical model. We will be able to invest more in the technology, be able to provide more care to more people in more markets together. And we'll be able to take people and provide this sort of care to everyone in the country, which I think is very exciting.
So most of you know one of my favorite quotes is from Margaret Mead, the anthropologist. And some of you may know that we posted it in our first practice in Las Vegas. I use it often: Never doubt that a small group of thoughtful, committed citizens can change the world. Indeed, it's the only thing that ever has.
And today what we're doing is simply creating a larger group of world-changers by combining our companies. I cannot be more excited to work together and take the next step in our now-combined mission to transform health care for everyone.
So thank you, all, very much. I look forward to seeing and talking to you soon. Bye.